SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X                   ... Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes                        No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ANNE NOLAN TO JOIN BOARD OF RYANAIR HOLDINGS PLC

MICHAEL O'LEARY EXTENDS GROUP CEO CONTRACT TO JULY 2028

Ryanair Holdings plc today (7 Dec.) announced the appointment of Ms. Anne Nolan (former Chair of the Irish Aviation Authority - IAA) to its Board as a NED.  The Group also confirmed that agreement has been reached with Group CEO, Michael O'Leary to extend his contract from July 2024 to July 2028.

Anne Nolan - NED:
The Board today announced the appointment of Ms. Anne Nolan as a non-executive director ("NED") with immediate effect.  Ms. Nolan is a former Chair of the IAA (from 2010 to 2018) and previously served as Chief Executive of the Irish Pharmaceutical Healthcare Association.  She has also served on various Boards incl. the Food Safety Authority of Ireland, the Irish Medicines Board, the Executive Committee of the European Federation of Pharmaceutical Industries and the Board of the Smurfit Graduate School of Business.

Michael O'Leary - Group CEO:
The Board confirmed (following some months of discussions with Michael O'Leary ("MOL") and extensive engagement with larger shareholders) that they have today agreed a contract extension which will see MOL remain as Group CEO until the end of July 2028 (previously July 2024). Under this extended contract the final vesting date for share options granted in 2019 will be extended to 2028 (from 2024), subject to MOL remaining in employment with the Group until July 2028 and delivering stretched performance targets (incl. raised PAT targets of up to €2.2bn  and/or a share price of €21) which will considerably reward all shareholders if these ambitious targets are delivered.  If these targets are not achieved then these share options will lapse and MOL will receive nothing other than his basic salary. An amended Remuneration Policy, reflecting these changes, will be tabled at Ryanair's 2023 AGM.

Ryanair's Chairman Stan McCarthy said:

"I am pleased to welcome Anne Nolan to the Board as Ryanair's newest NED.  Anne brings considerable aviation, business and regulatory experience to the role.  We all look forward to working with her over the coming years to achieve Ryanair's ambitious growth and environmental goals.

The Board are also pleased that Michael O'Leary has agreed to extend his leadership of the Ryanair Group to July 2028.  During this time Michael will oversee the Group's growth to 225m passengers p.a. and, with Board support and oversight, develop the Group's strategy to the end of the decade.   This contract extension, which involved extensive engagement with large shareholders and proxy advisors, is subject to the adoption of an amended Remuneration Policy which will be tabled at Ryanair's 2023 AGM."

ENDS

For further information please contact: www.ryanair.com	Peter Larkin Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 December, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary